UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

American Locker Group Incorporated

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

027284108

(CUSIP Number)

Paul B. Luber

155 East Main Street

Lomira, Wisconsin 53048

(920) 269-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), Rule 240.13d-1(f) or Rule 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SC 13D

CUSIP No. 027284108
1	NAME OF REPORTING PERSON Paul B. Luber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 216,498
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 216,498
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE:

This Schedule 13D/A is the fourth amendment to the original Schedule 13D, which was filed with the Securities and Exchange Commission (“SEC”) on January 30, 2008 and amended by Amendment No. 1, filed with the SEC on December 15, 2008, Amendment No. 2, filed with the SEC on September 18, 2012 and Amendment No. 3, filed with the SEC on September 5, 2013. This Schedule 13D/A is being filed by Mr. Luber to report his additional interest in the common stock, $1.00 par value (“Common Stock”), of American Locker Group Incorporated, a Delaware corporation (the “Company”) resulting from his existing holdings of Series C Preferred Stock (the “Preferred Stock”) becoming convertible within 60 days (on January 11, 2014) into shares of Common Stock. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 2.           Identity and Background

Item 2(a)-(c) of Schedule 13D is amended in its entirety as follows:

(a) - (c)     This statement is being filed by Paul B. Luber. Mr. Luber is the President and Chief Executive Officer of The Jor Mac Company, Inc., a contract manufacturer of metal fabrications and related assemblies. The principal business address of Mr. Luber and The Jor Mac Company, Inc. is 155 East Main Street, Lomira, Wisconsin 53048.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is amended in its entirety as follows:

Mr. Luber may be deemed the beneficial owner of 216,298 shares of Common Stock, all of which are held by Mr. Luber personally. The aggregate purchase price of the shares was $636,997.21.

On or before January 30, 2008, Mr. Luber purchased 84,227 shares of Common stock for total consideration of $367,339.21. The shares of Common Stock were acquired with Mr. Luber’s personal funds.

Between January 30, 2008 and December 15, 2008, Mr. Luber purchased an aggregate of 20,400 shares of Common stock for total consideration of $53,949.45. The source of the funds for these shares was Mr. Luber’s personal funds. Mr. Luber subsequently sold 90,000 shares of Common Stock to LF Holdings LLP, a family limited liability partnership (the “Partnership”) for total consideration of $93,168. Mr. Luber served as manager partner of the Partnership and, as such, had sole voting and investment power over the shares of Common Stock held by the Partnership. The Partnership subsequently transferred the shares of Common Stock it held back to Mr. Luber.

Between December 15, 2008 and September 18, 2012, Mr. Luber acquired 24,710 shares of Common Stock for total consideration of $46,857.59. The shares of Common Stock were acquired with Mr. Luber’s personal funds and as stock grants in lieu of director fees.

Between August 17, 2012 and September 5, 2013, Mr. Luber acquired 37,900 shares of Common Stock for total consideration of $68,850.96. The shares of Common Stock were acquired with Mr. Luber’s personal funds.

On September 13, 2013, Mr. Luber purchased 20,000 shares of Preferred Stock of the Company for $100,000, or $5.00 per share. The shares of Preferred Stock are convertible into Common Stock at any time after January 11, 2014. If converted today, the shares of Preferred Stock would represent 49,261 shares of Common Stock. The shares of Preferred Stock were acquired with Mr. Luber’s personal funds.

Item 4.           Purpose of Transaction

Item 4 of Schedule 13D is amended in its entirety as follows:

Mr. Luber acquired the Common Stock and the Preferred Stock that is convertible into shares of Common Stock for investment purposes and intends to review his investment in the Company on a continuing basis. Mr. Luber will routinely monitor a wide variety of investment considerations, including without limitation, current and anticipated future trading prices for the Common Stock; the Company’s operations, assets, prospects and business development; the Company’s management; and general economic, financial market and industry conditions, as well as other investment considerations. From time to time, such review of his investment in the Company may result in a change of Mr. Luber’s investment intent. Except as described in this Item 4, Mr. Luber does not currently have any plans or proposals that relate to or would result in any of the actions or events specified in Items 4(a) through 4(j) of Schedule 13D; however, Mr. Luber reserves the right to change his plans at any time, as he deems appropriate, in light of the foregoing considerations and other factors.

Mr. Luber joined the board of directors of the Company on February 11, 2010.

Item 5.           Interest in Securities of the Issuer

Item 5(c) of Schedule 13D is amended in its entirety as follows:

(c)                   As reported in Item 3, on September 13, 2013, Mr. Luber purchased 20,000 shares of Preferred Stock of the Company for $100,000, or $5.00 per share. The shares of Preferred Stock are convertible into Common Stock at any time after January 11, 2014. If converted today, the shares of Preferred Stock would represent 49,261 shares of Common Stock. Mr. Luber is deemed the beneficial owner of the 49,261 shares of Common stock by virtue of the fact that the Preferred Stock is convertible into Common Stock within 60 days (on January 11, 2014). Other than this acquisition of Preferred Stock, Mr. Luber has not engaged in any other transaction to sell or purchase shares of Common Stock since the date of the most recently filed Schedule 13D/A.

Item 7.           Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2013	/s/ Paul B. Luber
Paul B. Luber

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